Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

June 17, 2014 and the Prospectus dated May 2, 2012

Registration Nos. 333-181102 and 333-181102-01

AMERICAN CAMPUS COMMUNITIES OPERATING PARTNERSHIP LP

Fully and unconditionally guaranteed by American Campus Communities, Inc.

$400 million 4.125% Senior Notes due 2024

Issuer:	American Campus Communities Operating Partnership LP

Guarantor:	American Campus Communities, Inc.

Expected Ratings:	Baa3 by Moody’s Investors Service (positive outlook) and BBB- by Standard & Poor’s Ratings Services (stable outlook)[1]

Form of Offering:	SEC Registered

Aggregate Principal Amount:	$400 million

Trade Date:	June 17, 2014

Settlement Date:	June 24, 2014 (T+5)[2]

Interest Payment Dates:	January 1 and July 1, commencing January 1, 2015

Final Maturity Date:	July 1, 2024

Coupon:	4.125% per annum

Public Offering Price:	99.861%, plus accrued and unpaid interest, if any from June 24, 2014

Yield to Maturity:	4.142%

Benchmark Treasury:	2.500% due May 15, 2024

Benchmark Treasury Yield:	2.642%

Spread to Benchmark Treasury:	T+150 bps

Net Proceeds:	$396,844,000

Optional Redemption:	The redemption price for notes that are redeemed prior to April 1, 2024 will be equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal of and interest on the notes to be redeemed that would be due after the related redemption date but for such redemption (except that, if such redemption date is not an interest payment date, the amount of the next succeeding scheduled interest payment will be reduced by the amount of unpaid interest accrued thereon to, but not including, such redemption date), discounted to such redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus in each case unpaid interest, if any, accrued to, but not including, such redemption date.

The redemption price for notes that are redeemed on or after April 1, 2024 will be equal to 100% of the principal amount of the notes to be redeemed plus unpaid interest, if any, accrued to, but not including, the date of redemption.

CUSIP / ISIN:	024836 AB4 / US024836AB49

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
U.S. Bancorp Investments, Inc.

Senior Co-Managers	KeyBanc Capital Markets Inc.
PNC Capital Markets LLC

Junior Co-Managers	BBVA Securities Inc.
Capital One Securities, Inc.
Regions Securities LLC

American Campus Communities, Inc. and the issuer have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that American Campus Communities, Inc. and the issuer have filed with the SEC, including the prospectus supplement, for more complete information about American Campus Communities, Inc., the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, American Campus Communities, Inc., the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting Deutsche Bank Securities Inc., toll free at 800-503-4611; J.P. Morgan Securities LLC, collect at 212-834-4533; and Wells Fargo Securities, LLC, toll free at 800-326-5897.

[1]

Note: The securities ratings above are not recommendations to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.

[2]	See “Underwriting (Conflicts of Interest)” in the preliminary prospectus supplement for information regarding T+5 settlement.